October 19, 2009

2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429
519-872-2539

Mark P. Shuman, Branch Chief - Legal
Kevin Dougherty, Staff Attorney
U. S. Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC20549

Re:  Sweet Spot Games. lnc.
     Amendment Number 8 to Form S-1
     File No: 333-151281


Gentlemen:

Thank you for your letter of comment dated September 11, 2009. For the convenience of the staff, we have sent under separate cover copies of the Amended S-1 "marked to show changes." We have followed the numbering system of the Examiner's comment letter unless noted otherwise.

   1. We were unaware of Mr. Lamb's actions until receipt of the Examiner's Comments. As a result, we have changed auditors and have included an audit report and consent from the new auditors.
   2. We have altered the presentation to conform to the Examiner's comment and we believe the revisions are now in conformity with SFAS No. 7 and Rule 8.02.

The Company has endeavored to comply and adequately respond to reach of the Staff's comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Should you require anything further, please let us know.

Thanks in advance,

                               	Yours very truly,

                            	Sweet Spot Games, Inc.
                      		Gregory Galanis, President and CEO